UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-36206

500.com LIMITED

500.com Building

Shenxianling Sports Center

Longgang District

Shenzhen, 518115

People’s Republic of China

(86 755) 8633 0000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

500.com Limited (the “Company”) is filing this Amendment on Form 6-K/A (this “Amendment”) to its Report on Form 6-K, dated November 14, 2017 (the “Original 6-K”), solely to correct the period for which The Multi Group, its newly acquired subsidiary, generated net revenues under the heading “Third Quarter 2017 Financial Results-Net Revenues” in its unaudited financial results for the third quarter of 2017, which was furnished as Exhibit 99.1 to the Original 6-K.

TABLE OF CONTENTS

SIGNATURE
EX-99.1

TABLE OF CONTENTS

Exhibit 99.1 - 500.com Limited Announces Unaudited Financial Results for the Third Quarter of 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

500.com LIMITED

By:	/s/ Zhengming Pan
Name:	Zhengming Pan
Title:	CEO

Date: November 14, 2017